MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended June 30, 2012

TABLE OF CONTENTS

INTRODUCTION	3

BUSINESS PROFILE AND STRATEGY	3

Introducing Additional New Products	4
Continuing to Grow Canadian Operations	4
Developing UK Branch Network	4
Realignment of Canadian operations	4
Corporate Social Responsibility	5

OVERALL FINANCIAL PERFORMANCE	5

Third Quarter of 2012 and Year-to-Date Highlights	5
Adjusted Net Income and Adjusted Net Cash Income Reconciliation	5

SELECTED FINANCIAL INFORMATION	10

FINANCIAL ANALYSIS	10

Branch Count	11
Revenue	11
Branch Operating Income (“BOI”)	14
Expenses (excluding retention payments, provision for loan losses, depreciation, amortization, class action settlements, branch closures costs and impairment of property and equipment)	14
Provision for Loan Losses and Retention Payments	14
Depreciation, Amortization, Impairment of Property and Equipment and branch closures costs	15
Income Taxes	15

LIQUIDITY AND CAPITAL RESOURCES	15

Consumer Loans Receivable	18
Normal Course Issuer Bid	18
Contractual Obligations	18

RELATED PARTY TRANSACTIONS	18

RISK FACTORS AFFECTING PERFORMANCE	19

Regulatory Environment	19
Legal Proceedings	20
Third Party Lenders/Retention Payments	21

CRITICAL ACCOUNTING ESTIMATES	22

Use of Estimates	22
Revenue Recognition	23
Retention Payments	23
Provisions for Loan Losses	24
Stock Based Compensation	24
Consumer Loans Receivable	24
Income Taxes	25
Fair Value of Financial Instruments	25
Long-term investments	25
Property and Equipment	25
Intangibles Assets	26
Goodwill	26
Accounting for the Impairment of Long-Lived Assets	27
Deferred financing costs	27

CHANGES IN ACCOUNTING POLICIES AND PRACTICES	27

CONTROLS AND PROCEDURES	27

OUTSTANDING SHARE DATA	27

DIVIDENDS	28

SUMMARY OF QUARTERLY RESULTS	29

EBITDA and Adjusted EBITDA Reconciliation	30

OTHER	30

Cautionary Statement Regarding Forward-looking Information	31
Non-GAAP Measures	31

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial” or the “Company”) unaudited consolidated financial statements and notes thereto for the three and nine months ended June 30, 2012, and the audited consolidated financial statements and notes thereto (the “Financial Statements”) and MD&A for the twelve months ended September 30, 2011, both of which are available at SEDAR (www.sedar.com) and at the United States Securities and Exchange Commission website (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

This MD&A is dated as of August 13, 2012.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services to serve the needs of everyday people in Canada through our two branch banners: Cash Store Financial and Instaloans.  Cash Store Financial and Instaloans act as a lender and broker to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of financial products that are not supplied by traditional financial institutions. As of June 30, 2012, we owned and operated 554 branches in nine Canadian provinces, two Canadian territories and the United Kingdom (the “UK”). Our workforce is dynamic and we operate within a performance-based culture. We employ approximately 2,000 associates across Canada and the UK.  Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is publicly traded on both the Toronto and New York Stock Exchanges. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the Canadian and UK populations are not being properly serviced by traditional financial institutions. Our strategic objective is to establish Cash Store Financial and Instaloans as the provider of choice, in the jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards.

A key component of our long-term business strategy has been product diversification. This strategy has assisted and should continue to assist us in offsetting downward pressure on revenue and earnings resulting from provincially regulated rate caps on payday loans. In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Canadian Schedule 1 bank, we introduced a basic deposit account product. A premium bank account product that features unlimited free cheque cashing and free on-line bill payments was introduced late in the second quarter of 2011. Both types of accounts are insured by the Canada Deposit Insurance Corporation.

Cash Store Financial’s strategic priorities are:

Introducing Additional New Products

Growing existing product lines and implementing new product initiatives:

•	Accelerating revenue growth through further new product initiatives.

Continuing to Grow Canadian Operations

Maximizing market penetration:

•	Maximizing the potential of our branch network;

•	Improving Branch Operating Income (“BOI”) margins;

•	Implementing a comprehensive restructuring plan and realigning expenditures with revenue;

•	Continuing to educate, motivate and improve the performance of our associates through an integrated communication and training strategy that includes Cash Store Financial College, Cash Store Financial TV and our annual President’s Forum with every branch manager; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management and a return to basics throughout the company.

Developing UK Branch Network

•	Improving BOI margins.

Realignment of Canadian operations

During the quarter there was a realignment of Canadian operations that resulted in the consolidation of 40 branches. Our original strategy was to gain market dominance while paralleling the introduction of regulations. We have now reassessed our overall market position and have consolidated non-profitable branches in saturated markets and will be redeploying assets in markets with a broader base of opportunities. Where possible, customers from these consolidated branches have been transitioned to other branches in close proximity. In the current quarter we recorded branch closures costs of $908,000. The expenses related to branch closures include any lease cancellation costs, severance payments and miscellaneous costs. In the current quarter, we recorded $769,000 related to lease buy-out costs and associated rent, $69,000 in severance costs, and $70,000 in miscellaneous costs.

We also recorded an impairment of property and equipment of $nil in the three month period ended June 30, 2012 ($nil – June 30, 2011) and $3.0 million in the nine month period ended June 30, 2012.

Corporate Social Responsibility

Cash Store Financial has recognized its corporate responsibility to contribute to the communities in which we do business. In 2008, we partnered with the Alberta Diabetes Foundation to raise $7.5 million for research to be undertaken at the Alberta Diabetes Institute, a globally-recognized centre of research excellence. In 2010, the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta. In calendar 2012, Cash Store Financial plans to host 20 “freedom” runs across Canada.

OVERALL FINANCIAL PERFORMANCE

Third Quarter of 2012 and Year-to-Date Highlights

This section contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

Adjusted Net Income and Adjusted Net Cash Income Reconciliation

Adjusted net income (loss) and adjusted net cash income are not measures prepared in accordance with U.S. GAAP. We define adjusted net cash income as net income (loss) before taxes adjusted to exclude certain non-cash charges, credits and normalized taxes as described below. Adjusted net cash income is defined as adjusted net income adjusted to exclude the after-tax impact of depreciation, amortization, accretion and stock based compensation. Diluted adjusted earnings per share are defined as adjusted net cash income (loss) divided by weighted average diluted shares outstanding. Diluted cash earnings per share are defined as adjusted net cash income divided by weighted average diluted shares outstanding.

The adjustments to arrive at adjusted net income (loss) relate to certain non-cash charges and credits in the financial statements. Some of these adjustments are in connection with the issuance on January 31, 2012, through a private placement (the “Offering”) in Canada and the U.S. of $132.5 million of 11.5% senior secured notes (the “Notes”).  The Notes mature on January 31, 2017 and bear interest from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January and July of each year, commencing in July of 2012. The Notes were issued at a price of 94.608%. We used the gross proceeds of the offering to purchase loans receivable and related assets from third-party lenders who lent to our customers in the regulated provinces, for general corporate purposes and to pay fees and expenses related to the offering. This transaction allowed us to transition to a largely direct lending model. The financial flexibility offered by the Notes provides us with a new source of funding to support future loan growth associated with the maturing of our branches and our expansion plans.

The Company presents adjusted net income, adjusted net cash income, diluted adjusted earnings per share, and diluted adjusted cash earnings per share as supplemental measures of its financial performance. These measurements are used by management to isolate the impact of certain other net non-cash charges and to show comparative results of operations. Not all companies calculate adjusted net income, adjusted net cash income, diluted adjusted earnings per share, or diluted cash earnings per share in the same fashion, and therefore these amounts as presented may not be comparable to other similarly titled measures of other companies. The table below reconciles net income (loss) before income taxes as reported on our Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss) to adjusted net income, adjusted net cash income, diluted adjusted earnings per share and diluted cash earnings per share:

Thousands of dollars, except for per share amounts	Three Months Ended		Nine Months Ended
Consolidated results	June 30	June 30	June 30	June 30
	2011	2012	2011	2012

Net Income (loss) before income taxes	$2,173	$(2,435)	$11,022	$(12,964)

Adjustments to exclude certain non-cash charges or credits:
Unrealized foreign exchange loss	(5)	(7)	26	252
Revenue impact related to transitioning to a direct lending model	-	316	-	3,526
B.C. compliance order accrued costs	-	-	-	248
Loan loss provision	-	-	-	3,091
Branch closures costs	-	908	-	908
Impairment of property and equipment	-	-	-	3,017
Class action settlements	3,206	-	3,206	-
Other items, net	-	800	(397)	1,427
Adjusted income (loss) before income taxes	5,374	(418)	13,857	(495)

Adjusted income taxes normalized	2,521	(94)	5,044	(114)
Adjusted net income (loss)	2,853	(324)	8,813	(381)
Other re-occuring non-cash items:
Accretion of long-term debt discount and amortization of deferred financing costs	-	545	-	898
Depreciation of property and equipment	1,903	1,775	5,915	5,923
Amortization of intangible assets	263	2,766	687	4,470
Stock based compensation	173	189	570	575
	2,339	5,275	7,172	11,866
Income taxes normalized	1,097	1,189	2,611	2,736
	1,242	4,086	4,561	9,130
Adjusted net cash income	$4,095	$3,762	$13,374	$8,749

Diluted GAAP earnings (loss) per share	$0.07	$(0.11)	$0.40	$(0.65)
Diluted adjusted earnings (loss) per share	0.16	(0.02)	0.50	(0.02)
Diluted adjusted cash earnings per share	$0.23	$0.22	$0.76	$0.50

Adjusted net loss for the third quarter ended June 30, 2012, was $324,000, compared to adjusted net income of $2.9 million for the same quarter last year. For the nine months ended June 30, 2012, adjusted net loss was $381,000 compared to adjusted net income of $8.8 million in the same period last year. Adjusted net cash income for the third quarter ended June 30, 2012, was $3.8 million, compared to adjusted net cash income of $4.1 million for the same quarter last year. For the nine months ended June 30, 2012, adjusted net cash income was $8.7 million compared to adjusted net cash income of $13.4 million in the same period last year.

Diluted adjusted cash earnings per share were $0.22 for the quarter, compared to $0.23 per share for the same quarter last year and diluted adjusted cash earnings of $0.50 per share for the nine months ended June 30, 2012 compared to $0.76 per share for the same period last year. Diluted adjusted loss per share was $0.02 for the quarter, compared to adjusted earnings per share of $0.16 per share for the same quarter last year and a diluted adjusted loss per share of $0.02 per share for the nine months ended June 30, 2012 compared to diluted adjusted earnings per share of $0.50 per share for the same period last year. The adjusted net cash income during the quarter compared to the same quarter last year was lower as a result of changing regulations in Canada, lower loan volumes, an increase in expenditures of $850,000 relating to expansion in the UK, additional professional fees and infrastructure costs within our collections and new product development departments.

Net loss and comprehensive loss for the third quarter ended June 30, 2012, was $2.0 million compared to net income and comprehensive income of $1.2 million for the same quarter last year. For the nine months ended June 30, 2012, net loss was $11.4 million compared to net income of $7.0 million for the same period last year.

Diluted loss per share was $0.11 for the quarter, compared to earnings of $0.07 per share for the same quarter last year and a loss of $0.65 per share for the nine months ended June 30, 2012 compared to earnings of $0.40 per share for the same period last year.

The earnings during the quarter were affected by $908,000 in branch closures costs, reduced loan volumes, infrastructure enhancements, a $609,000 loss in the UK, increases in amortization of intangible assets, interest expense related to the issuance of Notes and reduction in other income partially offset by increases in loan fees and a reduced drag on earnings from underperforming branches.

Revenue reconciliation:

Thousands of dollars	Three Months Ended		Nine Months Ended
Consolidated results	June 30	June 30	June 30	June 30
	2011	2012	2011	2012
Revenue
Loan fees before direct lending adjustments	$33,944	$32,612	$103,071	$96,489
Other income before direct lending adjustments	14,985	11,172	39,651	36,014
Adjustments as a result of direct lending and purchase of loans receivable
Loan fee, interest and default fees	-	4,919	-	9,365
Revenue impact related to transitioning to a direct lending model	-	(316)	-	(3,526)
	$48,929	$48,387	$142,722	$138,342

Significant factors impacting the third quarter and nine months ending June 30, 2012 earnings include:

•	Loan fees before direct lending adjustments decreased by 3.9% for the three months ended June 30, 2012, at $32.6 million compared to $33.9 million in the same quarter last year. The decrease in loan fees was mainly the result of decreased loan volumes in Canada partially offset by a $1.4 million increase in loan fees in the UK. Other significant items affecting loan fees were related to increase loan fees and default interest for direct lending to customers as this accounted for $4.9 million of the increase. These amounts were partially offset by a $316,000 impact on the transition to a direct lending model for which we previously recognized broker fees at the date of approval of the loan when it was financed by third-party lenders but now recognize these fees over the term of the loan in a direct lending model. For the nine months ended June 30, 2012, loan fees before direct lending adjustments were $96.5 million compared to $103.1 million for the same period last year;

•	We experienced a decrease in other income of 18.7% to $12.2 million for the three months ended June 30, 2012 as compared to the same quarter last year as a result of reductions in the purchase of bank accounts, financial product insurance as a result of regulatory changes in most of the provinces and reduced loan volumes. This was partially offset by increased interest as a result of the transition to direct lending and other income in the UK. As a percentage of total revenue, other income decreased to 25.2% in 2012 from 30.6% in 2011. For the nine month period ending June 30, 2012, other income decreased 2.4% to $38.7 million as compared to the same period last year;

•	Loan volumes for the three months ended June 30, 2012 were down 2.3% to $199.9 million relative to the same quarter last year, as a result of consolidating 40 branches and changing regulations in Canada which were partially offset by an increase in UK loan volumes. For the nine months ended June 30, 2012, loan volumes were down 4.7% to $590.5 million;

•	Adjusted net cash income for the third quarter ended June 30, 2012, was $3.8 million, compared to adjusted net cash income of $4.1 million for the same quarter last year. For the nine months ended June 30, 2012, adjusted net cash income was $8.7 million compared to adjusted net cash income of $13.4 million in the same period last year. The lower adjusted net cash earnings during the quarter were a result of lower loan volumes partially due to the consolidation of 40 branches as well as an increase in expenditures of $456,000 relating to expansion in the UK, $350,000 in additional professional and legal fees and $50,000 in infrastructure costs within our collections department;

•	Earnings decreased by $3.1 million in the quarter compared to the same quarter last year as a result of branch closures costs, reduced loan volumes, professional and legal fees, losses in the UK, infrastructure enhancements and offset by a smaller drag on earnings from underperforming branches. Earnings for the nine months ended June 30, 2012 decreased by $18.4 million relative to the same period last year;

•	When combined, retention payments and the provision for loan losses decreased by $470,000 for the three months ended June 30, 2012 compared to the same quarter last year, and increased $1.4 million for the nine months ended June 30, 2012 as compared to the same period last year. This is a result of a $3.1 million addition to the net adjusted loan loss provision in the UK in the nine months ended June 30, 2012. Although current collections in the UK are improving, the receivables originating upon the early stages of operations have not yet benefited from current initiatives;

•	Interest expense increased by $4.4 million in the quarter and $7.2 million for the nine months ended June 30, 2012 as a result of the issuance of the Notes as described above. This increase is more than offset by a decrease in the effective interest component of retention payments of $554,000 and the increased loan fees and default interest for direct lending to customers as this accounted for $4.9 million of the increase in revenue;

•	Branch salaries, selling, general and administrative expenses (“SG&A”), and rent decreased by $913,000 compared to the same quarter last year as a result of branch closures and reduced branch expenses in Canada. This was partially offset by expansion in the UK. Branch salaries, selling, general and administrative expenses (“SG&A”), and rent increased by $759,000 year-to-date relative to the same nine month period last year;

•	Regional expenses increased by $554,000 in the quarter related to infrastructure additions in the UK, overall enhancement to collection infrastructure and reorganization at the regional manager and divisional vice president levels. For the nine months ended June 30, 2012 regional expenses increased by $2.3 million;

•	Corporate expenses increased by $623,000 in the quarter due to professional and legal costs and UK expansion. For the nine months ended June 30, 2012, corporate expenses increased by $3.7 million;

•	Branch closures costs increased by $908,000 in the quarter and for the nine months ended June 30, 2012 as a result of the 40 branch consolidations in the quarter;

•	Even though loan volumes were down 2.3% due in part to branch consolidations, this decrease was more than offset by the savings in salaries and other expenses;

•	Impairment of property and equipment increased by $nil in the three months ended June 30, 2012 and $3.0 million in the nine months ended June 30, 2012. During the quarter we have now reassessed our overall market position and have consolidated non-profitable branches in saturated markets and will be redeploying assets in markets with a broader base of opportunities. Where possible, customers from these consolidated branches were transitioned to other branches in close proximity;

•	Other depreciation and amortization and amortization of intangible assets increased by $2.3 million in the quarter and $3.8 million for the nine months ended June 30, 2012 as a result of the increase in intangible assets purchased in Q2 of this fiscal year;

•	EBITDA was $6.7 million for the third quarter of fiscal 2012, compared to $4.5 million for the same quarter last year. This increase in the current quarter is due to the improved BOI margins even though we had only partial savings from branch closures as they were completed throughout the quarter, impacts on revenue, interest expense and intangible asset amortization related to the transition to a direct lending model, and no class action settlement expense. EBITDA was reduced by branch closures costs of $908,000, reduced loan volumes in Canada (partially offset by increased loan volumes in the UK); increased costs in the UK related to new branches and infrastructure and increased professional and legal costs compared to the same quarter last year. EBITDA was $5.4 million for the nine months ended June 30, 2012, compared to $18.3 million for the same period last year;

•	EBITDA, adjusted to remove class action settlements, certain net adjusted loan loss provision, foreign exchange (gains)/losses, branch closures costs, impairment of property and equipment, revenue impact related to transitioning to a direct lending model, and the effective interest component of retention payments, was $8.4 million compared to $12.9 million in the same quarter last year and was $24.0 million for the nine months ended June 30, 2012 compared to $37.7 million in the same period last year;

•	The loss related to our UK operation increased by $456,000 in the quarter from a loss of $153,000 when compared to the same quarter in the prior year and increased by $6.2 million in the nine months ended June 30, 2012 from a loss of $168,000 when compared to the same period last year. The loss from the UK for the nine months ended June 30, 2012 includes a $3.1 million addition to the net adjusted loan loss provision and a $1.3 million deferred tax asset valuation allowance; and

•	Working capital increased by $61.4 million in the quarter compared to year-end as a result of the purchase of loans receivable which was funded by proceeds from the Notes.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended		Nine Months Ended
Consolidated results	June 30	June 30	June 30	June 30
	2011	2012	2011	2012
No. of branches Canada	574	529	574	529
United Kingdom	8	25	8	25
	582	554	582	554
Loan volumes
Loan fees included	$204,616	$199,861	$619,684	$590,502

Revenue
Loan fees	$33,944	$36,204	$103,071	$99,641
Other income	14,985	12,183	39,651	38,701
	48,929	48,387	142,722	138,342

Branch expenses
Salaries and benefits	14,591	13,672	43,086	42,893
Retention payments	6,775	554	20,542	9,382
Selling, general and administrative	4,481	4,417	13,355	13,640
Rent	4,589	4,659	13,561	14,228
Advertising and promotion	1,313	1,153	4,042	3,670
Provision for loan losses	662	6,413	1,979	14,568
Depreciation of property and equipment	1,710	1,675	5,057	5,236
	34,121	32,543	101,622	103,617
Branch operating income	14,808	15,844	41,100	34,725

Regional expenses	4,169	4,723	12,225	14,532
Corporate expenses	4,804	5,427	13,103	16,828
Interest expense	-	4,355	-	7,247
Branch closures costs	-	908	-	908
Impairment of property and equipment	-	-	-	3,017
Other depreciation and amortization	456	2,866	1,544	5,157
Income before income taxes and class action settlements	5,379	(2,435)	14,228	(12,964)
Class action settlements	3,206	-	3,206	-
EBITDA *	4,545	6,678	18,305	5,410
Net income (loss) and comprehensive income (loss)	$1,155	$(1,986)	$7,007	$(11,375)
Weighted average number of shares
outstanding - basic	17,339	17,431	17,207	17,426
- diluted	17,677	17,431	17,630	17,426
Basic earnings (loss) per share
Net income (loss) and comprehensive income (loss)	$0.07	$(0.11)	$0.41	$(0.65)
Diluted earnings (loss) per share
Net income (loss) and comprehensive income (loss)	$0.07	$(0.11)	$0.40	$(0.65)
Consolidated Balance Sheet Information
Working capital	$16,434	$77,382	$16,434	$77,382
Total assets	118,875	255,763	118,875	255,763
Total long-term liabilities	9,212	147,518	9,212	147,518
Total liabilities	31,751	184,372	31,751	184,372
Shareholders' equity	$87,124	$71,391	$87,124	$71,391

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the third quarter ended June 30, 2012, compared to the same quarter last year, and the first nine months of fiscal 2012 compared to the same period last year. Certain comparative figures have been reclassified in prior periods. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for the previous quarter and nine months presented.

Branch Count

This section contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

At the end of the quarter, we had a total of 554 branches in operation, including 25 branches in the UK. This is a decrease of 28 branches compared to 582 branches (Canada – 574 and UK – 8) at the end of the same quarter last year. During the quarter, no new branches were added in the UK and 40 branches were consolidated in Canada. Branch performance continues to be monitored and branch consolidations will occur when efficiencies can be achieved. For the nine month period ending June 30, 2012, we consolidated 45 branches compared to three branches for the nine month period last year.

	Jun 30-02	Jun 30-03	Jun 30-04	Jun 30-05	Jun 30-06	Jun 30-07	Jun 30-08	Jun 30-09	Sep 30-10	Sep 30-11	Jun 30-12
Opening	5	20	57	108	277	338	358	384	424	544	586
Organic	15	37	51	67	61	20	37	31	104	44	13
Accquired	0	0	0	102	6	0	0	18	22	1	0
Consolidations	0	0	0	0	(6)	0	(11)	(9)	(6)	(3)	(45)
Closing	20	57	108	277	338	358	384	424	544	586	554

Material factors that determine the number of branch openings include the availability of suitable locations with suitable lease terms, branch performance in similar areas and favorable market rates. We will continue to assess growth in the UK and Canada as our current branches develop.

Revenue

Revenue for the quarter ended June 30, 2012 was down 1.1% to $48.4 million compared to $48.9 million for the same quarter last year. The decrease in revenue was as a result of changing regulations in Canada resulting in lower loan volumes partially offset by increased UK revenue and the transition to on balance sheet lending. For the nine months ended June 30, 2012, revenues were $138.3 million compared to $142.7 million for the same period last year, a decrease of 3.1%.

Loan fees for the third quarter were up 6.7% to $36.2 million compared to $33.9 million for the same quarter last year. The increase in Canadian loan fees was a result of the transition to on balance sheet lending specifically increased loan fees and default interest for direct lending to customers and a $1.4 million increase in loan fees in the UK. For the nine months ended June 30, 2012, loan fees were $99.6 million compared to $103.1 million for the same period last year.

Loan volumes were $199.9 million for the quarter, down 2.3% from $204.6 million for the third quarter of last year. Loan volumes for the nine months ended June 30, 2012 were down 4.7% to $590.5 million from $619.7 million for the same period last year. The decrease in loan volumes can be attributed to changing regulations in Canada which was partially offset by an increase in UK loan volumes during the quarter and the same period nine month period last year. We also believe restrictions within the Canadian regulatory framework have reduced overall industry loan volumes.

Set forth below is a breakdown of the types of revenue that can be attributed to the generation of payday loans including loan fees, interest income and default fees.

The following table summarizes the allocation of types of revenue segregated between internally funded loans and third-party funded loans:

For the quarter ended June 30, 2012:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$3,906	$32,299	$36,204
Interest	-	930	930
Default fees	$24	$622	$645

For the quarter ended June 30, 2011:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$31,409	$2,535	$33,944
Interest	-	65	65
Default fees	$849	$27	$876

For the nine months ended June 30, 2012:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$45,960	$53,682	$99,641
Interest	-	3,189	3,189
Default fees	$268	$1,903	$2,171

For the nine months ended June 30, 2011:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$95,304	$7,766	$103,070
Interest	-	179	179
Default fees	$2,619	$105	$2,725

Loan volumes related to internally funded loans increased to $179.7 million in the third quarter of fiscal 2012 up from $13.7 million in the same quarter last year as a result of the transition to a direct lending model. For the nine months ended June 30, 2012, internally funded loans increased to $313.3 million compared to $42.1 million for the same period last year.

The following table sets out the split between loan fees, agency fees, and other income:

	Three	Three	Nine	Nine
(thousands of dollars)	Months Ended	Months Ended	Months Ended	Months Ended
	June 30	June 30	June 30	June 30
	2011	2012	2011	2012
Loan fees	$33,944	$36,204	$103,071	$99,641
Agency fees	13,607	9,741	34,501	31,250
Other revenue	1,378	2,442	5,150	7,451
	$48,929	$48,387	$142,722	$138,342

Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) for the third quarter was $12.2 million, down 18.7% from $15.0 million for the same quarter of last year. Agency fee income decreased $3.9 million in the quarter as a result of a reduction in financial product insurance revenue due to regulatory changes and loan volumes and decreased bank account revenue which were partially offset by interest on direct lending and other income in the UK. New products and enhancements will continue to be a part of our long-term strategy to diversify revenue streams by providing our customers with a broader suite of financial services and products. For the year-to-date, revenue from other services decreased to $38.7 million, down from $39.7 million in the same period last year. For the nine months ended June 30, 2012, agency fees decreased $3.3 million or 9.4%. For the quarter, other revenue was $2.4 million, up 77.2% from $1.4 million in the same quarter last year given that we earn interest and other income on direct lending. For the nine months ended June 30, 2012, other revenue was $7.5 million, up 44.7% from $5.2 million also a result of moving to a direct lending model.

The most significant components of “other” income in the third quarter were agency fees of $9.7 million compared to $13.6 million, which represented 80.0% of “other” income for the quarter compared to 90.8% for same quarter last year. Agency fees include fees earned from the provision of debit cards and prepaid credit cards and all other agency fees we earn from financial product insurance, money transfers and prepaid phone cards. In the quarter, we expanded our customer reach to customers for whom banking and insurance products are not a strong complementary fit. While banking and insurance product sales declined, loan fees increased to reduce the impact of reduced ancillary fees. For the current quarter, 88% of customers (93% year-to-date) who secured a loan also purchased one or more of the following optional financial services: bank accounts, financial product insurance, pre-paid master cards, and/or debit cards.

In the quarter ended June 30, 2012, the average loan size was down slightly to $470 per loan from $478 per loan for the same quarter last year. For the nine months ended June 30, 2012, the average loan size was $475 compared to $474 in the same period last year.

Branch Operating Income (“BOI”)

BOI for the three months ended June 30, 2012 was $15.8 million (32.7% of revenue), compared to $14.8 million (30.3% of revenue) for the same quarter last year. The improvement in the current quarter is a result of reduced branch operating losses related to the branches consolidated during the quarter and the changes related to on balance sheet lending.

BOI in the nine months ended June 30, 2012 was $34.7 million (25.1% of revenue) compared to $41.1 million (28.8% of revenue) for the same period last year. In the nine months ended June 30, 2012, BOI was down as a result of a $3.1 million addition to the net adjusted loan loss provision in the UK given that the receivables originating upon the early stages of operations have not yet benefited from current initiatives on collections, reduced loan volumes related to regulatory changes in Canada, decreased average loan volumes per customer. The BOI decreases were partially offset by reduced expenses on the consolidation of 45 branches (offset by the opening of 17 new branches which added to the loss) and reduction in advertising.

Expenses (excluding retention payments, provision for loan losses, depreciation, amortization, class action settlements, branch closures costs and impairment of property and equipment)

Expenses (excluding retention payments, provision for loan losses, depreciation, amortization, class action settlements, branch closures costs and impairment of property and equipment) for the three months ended June 30, 2012 increased by $4.5 million or 13.1% when compared to the third quarter of last year. The increase in the quarter is primarily a result of interest on the issuance of the Notes, as described earlier, costs associated with expanding into the UK, an increase in collection costs and infrastructure additions, an increase in regional and corporate infrastructure costs, and an increase in professional and legal costs. Expenses (excluding retention payments, provision for loan losses, depreciation, amortization, class action settlements, branch closures costs and impairment of property and equipment) in the nine months ended June 30, 2012 have increased to $113.0 million, compared to $99.4 million for the same period last year.

Provision for Loan Losses and Retention Payments

Provision for loan losses for the quarter ended June 30, 2012 totalled $6.4 million (3.6% of loans funded internally), compared to $662,000 (4.8% of loans funded internally) for the same quarter last year. Provision for loan losses in the nine months ended June 30, 2012 totalled $14.6 million (4.7% of loans funded internally and 3.7% excluding a $3.1 million addition to the net adjusted loan loss provision in the UK) compared to $2.0 million (4.7% of loans funded internally) for the same period last year. The increase is due to our transition to a direct lending model in the quarter ended March 31, 2012.

Third-party lender retention payments for the quarter ended June 30, 2012 totalled $554,000 (2.8% of loans brokered), compared to $6.8 million (3.5% of loans brokered) for the same quarter last year. The decrease is due to transitioning to a direct lending model compared to the same quarter last year as we were primarily acting as broker on behalf of third party lenders. Retention payments in the nine months ended June 30, 2012 totalled $9.4 million (3.4% of loans brokered) compared to $20.5 million (3.6% of loans brokered) for the same period last year.

The combined provision for loan losses and retention payments for the quarter ended June 30, 2012 totalled $7.0 million (3.5% of total loans funded internally and brokered) down from $7.4 million (3.6% of total loans funded internally and brokered) in the same quarter last year. For the nine months ended June 30, 2012 the combined provision for loan losses and retention payments totalled $24.0 million (4.1% of total loans funded internally and brokered and 3.5% excluding a $3.1 million addition to the net adjusted loan loss provision in the UK) compared to $22.5 million (3.6% of total loans funded internally and brokered) for the same period last year. The increase is a result of a $3.1 million addition to the net adjusted loan loss provision in the UK. Although current collections in the UK are improving, the receivables originating upon the early stages of operations have not yet benefited from current collection initiatives.

Depreciation, Amortization, Impairment of Property and Equipment and branch closures costs

Depreciation of property and equipment and amortization of intangible assets for the three months ended June 30, 2012 totalled $4.5 million, compared to $2.2 million in the same period last year. Amortization increased for the quarter as compared to the same quarter last year as a result of an increase in intangible assets in Q2 2012.

Depreciation of property and equipment and amortization of intangible assets for the nine months ended June 30, 2012 was $10.4 million compared to $6.6 million for the nine months ended June 30, 2011.

In the quarter we realigned our branch network. In this regard, in the quarter, we recorded branch closures costs of $908,000. The expenses related to branch closures include any lease cancellation costs, severance payments and miscellaneous costs.

In the nine months ended June 30, 2012 we recorded an impairment of property and equipment of $3.0 million. The realignment will facilitate the deployment of loan capital to more productive markets and contribute materially to reduced expenses going forward. Customers from these consolidated branches have been transitioned to other branches in close proximity where appropriate.

Income Taxes

Our effective tax rate was 18.5% in the quarter ended June 30, 2012, compared to 46.9% for the third quarter last year as a result of a valuation allowance which has been recorded against losses generated in the UK in quarter. Our effective tax rate was 12.3% for the nine months ended June 30, 2012 compared 36.4% for the same period last year. The effective tax rate differs from our statutory tax rate primarily due to a valuation allowance which has been recorded against losses generated in the UK during the current and prior quarter.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash have been cash generated from operating activities to fund our planned growth strategy, the Notes offering and consumer loans. Third party lenders’ funds are used to broker loans to our customers in unregulated provinces. We use our cash to finance working capital and capital expenditures. Third party lenders have not put restrictions on funds that are available to lend to our customers. In the future, as described below, we will use a first lien carve-out for credit facilities as may be permitted under the terms of the indenture governing the Notes to the extent any such facilities become available to us, to fund working capital and growth in our consumer loans receivable in the regulated provinces.

Our cash decreased by $2.1 million to $17.2 million at June 30, 2012 compared to $19.3 million as of September 30, 2011. Our cash, excluding restricted cash, increased by $1.1 million to $14.1 million at June 30, 2012 compared to $13.0 million as of September 30, 2011.

Significant items impacting cash in the three and nine months ended June 30, 2012 which increased cash included:

•	Cash generated from operating activities, before non-cash working capital items, of $7.9 million during the quarter ended June 30, 2012 and $14.7 million in the nine months ended June 30, 2012;

•	A $7.4 million increase in amounts payable to third party lenders in the quarter and $7.1 million increase in the nine months ended June 30, 2012;

•	An increase in interest accrued on the Notes of $3.8 million in the quarter and $6.4 million for the nine months ended June 30, 2012;

•	A $3.2 million reduction in amounts transferred to a third party administrator related to the BC class action settlement during the nine months ended June 30, 2012; and

•	Issuance of the Notes for gross proceeds of $125.4 million offset by the addition of deferred financing costs of $8.3 million for the nine months ended June 30, 2012;

Cash was reduced by:

•	A $3.1 million increase in our receivables from vendors in the quarter and $6.6 million increase in other long-term receivables in the nine months ended June 30, 2012;

•	A $3.1 million increase in restricted cash for the quarter due to funds held by a vendor as security related to agency arrangements;

•	Purchase of loans receivable from third party lenders and cash required for direct lending of $2.3 million in the quarter and $82.8 million for the nine months ended June 30, 2012;

•	Property and equipment and intangible asset expenditures of $10.4 million in the quarter and $49.2 million in the nine months ended June 30, 2012. During the course of preparing its financial statements for the quarter ended June 30, 2012, the Company noted that the values assigned to the consumer loan portfolio and related intangible assets acquired in connection with the acquisition of loans receivable from its third-party lending group were assigned incorrectly and these were corrected in the quarter ended June 30, 2012; and

•	Dividend payments of $1.0 million in the quarter and $5.2 million year-to-date.

At June 30, 2012, our working capital position totalled $77.4 million compared to $16.0 million as at September 30, 2011.

We believe that the resources available to us, supplemented by any credit facilities to the extent such facilities become available to us under a first lien carve out under the indenture covering the notes and other financial sources, will provide the needed capital to fund the anticipated expansion of the consumer loans receivable, investments in the UK and investments in operating infrastructure for the upcoming fiscal year.

On January 31, 2012, we completed a private placement offering in Canada and the U.S., $132.5 million of 11.5% Notes. This transaction allowed us to transition to a direct lending model. The financial flexibility offered by the Notes provides us with a new source of funding to support future loan growth associated with the maturing of our branches and our expansion plans. We used the gross proceeds of the offering to purchase loans receivable and related assets from third-party lenders who lent to our customers in the regulated provinces, for general corporate purposes and to pay fees and expenses related to the offering.

The indenture governing the Notes contains certain covenants that limit the Company’s ability, and the ability of certain of the Company's subsidiaries, to:  incur or guarantee additional indebtedness; make capital expenditures; make certain investments and acquisitions; amend the Company's dividend policy or pay dividends or make distributions on capital stock or make certain other restricted payments; sell assets, including capital stock of the Company's restricted subsidiaries; enter into transactions with affiliates; create or incur liens; agree to payment restrictions affecting restricted subsidiaries; act as a third-party broker of payday loans in certain regulated provinces; amend underwriting standards; form subsidiaries or fund foreign subsidiaries; and consolidate, merge, sell or otherwise dispose of assets.

Upon specified change of control events, holders of Notes will have the right to require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 101% of the principal amount purchased, plus accrued interest to the date of purchase.   In addition, upon certain asset sales, the Company may be required to use the net proceeds of such sales to offer to repurchase a portion of the Notes at a price in cash equal to 100% of the principal amount purchased, plus accrued and unpaid interest to the date of purchase.

Under the terms of the Notes, the Company may redeem, prior to July 31, 2014, up to 35% of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 111.5% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amounts) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below:

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

The Company has entered into a lease agreement for a new corporate head office.  Under U.S. GAAP, the Company has determined that it is considered the owner of this asset during the construction period.  As at June 30, 2012, $13.5 million has been capitalized in property and equipment based on the total project costs incurred to date related to the construction.

Consumer Loans Receivable

During the third quarter of fiscal 2012, we increased our overall consumer loans receivable balance to $73.1 million from $4.8 million at September 30, 2011. As noted above, we used the proceeds from the sale of the Notes to purchase loans receivable and related assets from the third party lenders. We funded all our loans in the UK internally.

Normal Course Issuer Bid

On January 9, 2012, we filed with the Toronto Stock Exchange (“TSX”) a notice of our intention to make a normal course issuer bid for our common shares. The notice provides us the ability to purchase on the TSX up to 1,092,504 common shares, being approximately 10% of the public float of our common shares. As of the date of this MD&A, no common shares had been purchased.

Contractual Obligations

Our contractual obligations over the next five years and thereafter are summarized in the table below:

Payments due by Period (amounts in thousands of $CAN)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$208,710	$15,254	$15,239	$178,217	$-
Capital (Finance) Lease Obligations	$2,025	$835	$1,090	$100	$-
Operating Lease Obligations	$58,858	$16,677	$23,970	$15,366	$2,845
Total:	$269,593	$32,766	$40,299	$193,683	$2,845

RELATED PARTY TRANSACTIONS

We own 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (“AUC”). Included in other receivables as of June 30, 2012, was $25,200 (September 30, 2011 - $16,000) receivable from AUC. We previously entered into an interim service agreement with AUC to provide ongoing services such as financial, accounting and HR support and contracts administrative services, and the use of our IT and telecommunication systems. Included in SG&A expenses is a recovery of $94,500 (September 30, 2011 - $363,000) related to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership interest in AUC. These amounts were paid subsequent to quarter-end.

We own 15.7% of the outstanding common shares of RTF Financial Holdings Inc. (“RTF”). We previously entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in SG&A expenses is a recovery of $50,000 (September 30, 2011 - $240,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. We have a $47,300 (September 30, 2011 - $45,000) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership interest in RTF. These amounts were paid subsequent to quarter-end.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance has the potential of being affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent annual information form (“AIF”) filed with the securities regulatory authorities on SEDAR (www.sedar.com). A more detailed discussion of our risk factors is also presented in our most recent AIF.

Regulatory Environment

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code, granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, the provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

Pursuant to the federal enactment, industry rate regulations and other industry specific measures to protect consumers have been implemented in British Columbia, Alberta, Saskatchewan,  Manitoba , Ontario, and Nova Scotia, which represent the markets in which 90% of our Canadian branches are located.  We believe that we are in compliance with applicable regulations related to short-term loan products in each of the above listed jurisdictions.  In those jurisdictions without industry specific measures, we offer our loan products in compliance with the federal criminal interest rate provisions of the Criminal Code and with the general consumer protection regulations governing our products.

On March 23, 2012, Consumer Protection BC issued a compliance order (“The Order”) directing the Company to refund to all borrowers with loan agreements negotiated between November 1, 2009 and the date of the Order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25,000 in addition to costs. The Company has agreed to abide by the Order. The estimated exposure with respect to this order is between $248,000 and $1.0 million including penalties, legal costs and additional costs.  The Company has accrued $248,000 related to the Order.

In the UK, consumer lending is governed by the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, and related rules and regulations. Our subsidiaries in the UK must maintain licenses from the Office of Fair Trading (OFT), which is responsible for regulating consumer credit, competition and consumer protection.

On January 26, 2012, the Government of the United Kingdom tabled in Parliament The Financial Services Bill (the “Bill”), with the stated purpose of restructuring oversight of financial regulation, including enabling the transfer of responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. On May 22, the Government defeated a proposed amendment to the Bill that would have enabled the Financial Conduct Authority to establish rate caps for the payday loan industry. The Bill is now at Committee stage before the House of Lords.  It is not known at this time when, or if, the Bill will pass Parliament, what will be its final form, the pace at which the restructuring of regulatory agencies anticipated by the Bill might occur and the potential impact on the payday lending sector.

Legal Proceedings

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc. and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, these actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle. The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us. The settlement is a compromise of disputed claims.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9.4 million in cash and $9.4 million in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10.9 million to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at June 30, 2012, there is no accrual (September 30, 2011 - $4.0 million) related to settlement costs as funds were transferred during the quarter to a third party administrator who is administering the settlement.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We have agreed to a motion to certify the class action proceeding if the lender, officers and directors are removed as defendants. Class counsel has agreed to our proposal. Consequently, the certification motion was granted in November of 2011.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. As at June 30, 2012, a total of $100,000 (September 30, 2011 - $100,000) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from the Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed. However, the likelihood of loss, if any, is not determinable at this time.

Other

We are also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Approximately 10% of our short-term advances are currently provided by independent third party lenders. Our business is dependent on third party lenders who were willing to make funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds would have a significant impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to these lenders related to the collection of documents and information as well as loan collection services. Material terms of our agreements with third-party lenders include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing default realization services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all while ensuring information system integrity is maintained. Losses suffered on account of uncollectible loans are not contractually the Company’s responsibility as long as it has performed and fulfilled its duties under the terms of the third party lender agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our board of directors regularly approves a resolution which authorizes us to pay up to a certain amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the board of directors.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Certain estimates, such as those related to the allowance for consumer loan losses, valuation of acquired loans, property and equipment, impairment of property and equipment, goodwill and intangible assets, income taxes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.  Actual results could differ from those estimates made by management.

Revenue Recognition

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. For loans the Company originates on its own behalf, the Company charges interest on loans until they are determined to be in default status by management.

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company. Revenue from this source is recorded as loan fees in the statement of operations.

Revenue from the Company’s cheque cashing, money transfer, bill payment and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received. Revenue from banking and non-sufficient funds fees are recognized when collected. Revenue from each of these sources is recorded in other income in the statement of operations. Included in other income is income whereby the Company acts as an agent on behalf of other third-party providers, which includes revenue from banking services, money transfers, bill payment services, and insurance products.

Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided directly and by independent third party lenders. The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into agreements with third party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay up to a certain amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Provisions for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses are recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgement regarding overall accuracy. The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rates. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the allowance for consumer loan losses.

Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 10 to the interim consolidated financial statements. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described in “Provision for Loan Losses”. For loans the Company originates on its own behalf, interest is charged on consumer loans commencing upon default and recorded as income until the loans are determined to be in default status by management.  For loans the Company originates on behalf of third-party lenders, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value (a level 2 measurement) approximates their carrying value. The fair value of obligations under capital leases and long-term debt (Level 2 measurement) are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of debt arrangements.

Long-term investments

The Company has long-term investments in AUC and RTF. The Company accounts for its long-term investments under the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The aggregate quoted market value of the Company’s investment in the AUC is $660,000. No aggregate quoted market value of the Company’s investment in RTF exists as the company is not publicly traded. As at June 30, 2012, the carrying value of both investments were $nil (September 30, 2011 - $nil).

Property and Equipment

Property and Equipment are recorded at cost. Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

Intangibles Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Supplier relationships	Straight-line – 7 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Brand name	Indefinite life

Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs are amortized over the term of the related debt using the effective interest method.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards allows Securities and Exchange Commission (“SEC”) registrants, such as us, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, we have decided to adopt U.S. GAAP instead of IFRS as our primary basis of financial reporting commencing in the current fiscal year. Comparative figures in our consolidated financial statements related to the three and nine months ended June 30, 2011 are presented in accordance with U.S. GAAP and are the same amounts that were previously reported under Canadian GAAP from a recognition and measurement perspective.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and to improve the comparability of financial information reported with competitors and peer group.

CONTROLS AND PROCEDURES

Management has performed an evaluation and has not identified any changes in our internal controls over financial reporting during the most recent interim period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OUTSTANDING SHARE DATA

As at August 13, 2012, we had 17,435,880 common shares outstanding. There were also options to purchase 1,060,002 common shares, which if exercised, would provide us with proceeds of approximately $9.7 million.

DIVIDENDS

On August 13, 2012, we declared a quarterly dividend of $0.06 per common share. The dividend is payable on September 7, 2012, to shareholders of record on August 24, 2012.

Our dividend policy is in compliance with all covenants associated with the Notes.

The Company reviews its dividend distribution policy on a quarterly basis and evaluates its financial position, profitability, cash flow and other factors the board of directors considers relevant.

The following table sets forth the quarterly dividends paid by the Company in the quarter ended June 30 for the past 5 years:

	2012	2011	2010	2009	2008

Dividend per share	$0.06	$0.120	$0.100	$0.065	$0.025
Percentage increase/(decrease)	(50)%	20%	54%	160%

In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010, $7.9 million in fiscal 2011 and $5.2 million in the nine months ending June 30, 2012. Through normal course issuer bids and a substantial issuer bid we have also paid out to holders of common shares $6.0 million in fiscal 2008, $16.1 million in fiscal 2009 and $3.3 million in fiscal 2010. A total of $56.5 million has been return to common shareholders through dividends, normal course issuer bids, and a substantial issuer bid since fiscal 2008.

SUMMARY OF QUARTERLY RESULTS

The financial results for the Company for each of the last eight quarters are summarized in the following table.

In general, more recent results have been negatively impacted by the transition to a direct lending model, regulatory changes resulting in revenue rate compression and certain other restrictions in the regulated provinces. Revenue, branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation, the revenue impact of transitioning to a direct lending model, branch closures costs, impairment of property and equipment in Canada, a $3.1 million addition to the net adjusted loan loss provision, tax adjustments and costs associated with growth in the UK, adding infrastructure at the regional and corporate levels, increased professional and legal fees related to regulatory matters, class actions, and other lawsuits, and continued costs associated with the class action settlements.

Our quarterly results of operations are impacted by the number and timing of branch openings and closings.

(thousands of dollars, except for per share amounts and branch figures)	2010	2011				2012
	Q5	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Consolidated Results
No. of branches Canada	542	566	573	574	574	573	569	529
United Kingdom	2	4	6	8	12	23	25	25
	544	570	579	582	586	596	594	554

Loan volumes
Loan fees included	$216,027	$216,293	$198,775	$204,616	$201,720	$199,611	$191,030	$199,861
Regulated definition (excluding loan fee upon regulation)	184,110	182,487	167,327	172,602	170,459	169,055	160,294	167,680
Loan fees excluded	$175,196	$179,940	$161,665	$166,634	$164,222	$162,476	$155,973	$163,189

Revenue
Loan fees	$36,195	$36,314	$32,813	$33,944	$33,552	$32,892	$30,545	$36,204
Other income	13,084	11,419	13,247	14,985	13,625	12,956	13,562	12,183
	49,279	47,733	46,060	48,929	47,177	45,848	44,107	48,387
Branch expenses
Salaries and benefits	13,698	14,382	14,113	14,591	14,490	14,397	14,824	13,672
Retention payments	6,934	7,189	6,578	6,775	6,244	6,557	2,271	554
Selling, general and administrative	4,545	4,194	4,680	4,481	4,156	4,408	4,815	4,417
Rent	4,219	4,405	4,567	4,589	4,656	4,720	4,849	4,659
Advertising and promotion	1,223	1,426	1,303	1,313	1,398	1,542	975	1,153
Provision for loan losses	454	663	654	662	580	668	7,487	6,413
Depreciation of property and equipment	1,566	1,660	1,687	1,710	1,744	1,776	1,785	1,675
	32,639	33,919	33,582	34,121	33,268	34,068	37,006	32,543
Branch operating income	16,640	13,814	12,478	14,808	13,909	11,780	7,101	15,844
Regional expenses	2,358	4,193	3,863	4,169	4,523	4,734	5,075	4,723
Corporate expenses	5,026	4,043	4,256	4,804	5,171	5,027	6,374	5,427
Interest expense	-	-	-	-	-	-	2,892	4,355
Branch closures costs	-	-	-	-	-	-	-	908
Impairment of property and equipment	-	-	-	-	-	-	3,017	-
Other depreciation and amortization	13	540	548	456	570	583	1,708	2,866
Net income (loss) before income taxes and class action settlements	9,243	5,038	3,811	5,379	3,645	1,436	(11,965)	(2,435)
Class action settlements	-	-	-	3,206	-	-	-	-
EBITDA*	11,132	7,500	6,260	4,545	6,207	4,091	(5,359)	6,678
Net income (loss) and comprehensive income (loss)	$7,682	$3,352	$2,500	$1,155	$2,035	$989	$(10,378)	$(1,986)
Basic earnings (loss) per share
Before class action expenses net of normalized tax	$0.44	$0.20	$0.15	$0.19	$0.12	$0.06	$(0.60)	$(0.11)
Net income (loss) and comprehensive income (loss)	$0.44	$0.20	$0.15	$0.07	$0.12	$0.06	$(0.60)	$(0.11)
Diluted earnings (loss) per share
Before class action expenses net of normalized tax	$0.42	$0.19	$0.14	$0.19	$0.12	$0.06	$(0.60)	$0.11
Net income (loss) and comprehensive income (loss)	$0.42	$0.19	$0.14	$0.07	$0.12	$0.06	$(0.60)	$(0.11)
Diluted adjusted cash earnings per share	$0.53	$0.28	$0.22	$0.23	$0.19	$0.15	$0.11	$0.22

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Certain comparative figures have been reclassified in prior periods. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for the previous quarter and nine months presented.

On January 31, 2012, the Company acquired loans receivable (Note 3 of the consolidated financial statements) and related assets from its third-party lending group, for total cash consideration of $116.3 million.

The total cash consideration paid to the Company’s third-party lenders was allocated first to the loan portfolio and then to intangible assets acquired on a relative fair value basis. The determination of fair value included significant management judgment and estimation involving use of discounted cash flow methodologies, market comparables, and pricing models which incorporated the assumptions a market participant would use in pricing the assets.

During the course of preparing its financial statements for the quarter ended June 30, 2012, the Company noted that the values assigned to the consumer loan portfolio and related intangible assets acquired in connection with the acquisition of loans receivable from its third-party lending group were incorrect. The Company has corrected the values assigned to the consumer loan portfolio and related intangible assets in the current quarter.

The effect of the above error on loss before income taxes for the quarter ended March 31, 2012 was an understatement of $602,000. As the amount was not considered material to the financial statements for the quarter ended March 31, 2012, the Company has chosen to correct this amount in the statement of operations and comprehensive income (loss) for the quarter ended June 30, 2012.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA for the past eight quarters.

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2010	2011				2012
	Q5	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Consolidated Results
Net income (loss) and comprehensive income (loss)	$7,682	$3,352	$2,500	$1,155	$2,035	$989	$(10,378)	$(1,986)
Interest expense and other interest	51	44	35	34	33	103	2,920	4,383
Income tax	1,561	1,686	1,311	1,019	1,608	447	(1,587)	(449)
Stock-based compensation	260	217	180	171	218	193	193	189
Depreciation of property and equipment and amortization of intangible assets	1,578	2,201	2,234	2,166	2,313	2,359	3,493	4,541
EBITDA	$11,132	$7,500	$6,260	$4,545	$6,207	$4,091	$(5,359)	$6,678
Adjustments:
Class action settlements	$-	$-	$-	$3,206	$-	$-	$-	$-
Loan loss provision one-time addition	-	-	-	-	-	-	3,091	-
Unrealized foreign exchange (gains)/losses	9	17	14	(5)	(158)	(47)	306	(7)
Branch closures costs	-	-	-	-	-	-	-	908
Impairment of property and equipment	-	-	-	-	-	-	3,017	-
Revenue impact related to transitioning to a direct lending model	-	-	-	-	-	-	3,210	316
Effective interest component of retention payments	5,344	5,505	5,561	5,107	5,112	5,391	1,885	554
Adjusted EBITDA	$16,485	$13,022	$11,835	$12,853	$11,161	$9,435	$6,150	$8,449

The sequential decline in Adjusted EBITDA compared to the quarter ended June 30, 2012 is primarily due to a decrease in overall revenue in Canada and increased costs associated with expansion in the UK. The year-over-year decline in Adjusted EBITDA is a result of lower loan volumes in Canada, costs associated with the UK expansion, additional investment in the collection system infrastructure and the roll-out of new credit products.

OTHER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States federal securities legislation which we refer to herein, collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest AIF filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in the U.S. These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’(EBITDA) does not have a standardized meaning prescribed by GAAP, this measure is used herein or can be determined by reference to our financial statements. Adjusted EBITDA is not determined in accordance with U.S. GAAP or IFRS as issued by the International Accounting Standards Board, does not have a standardized meaning and may not be comparable to similar measures presented by other companies. Although Adjusted EBITDA, which we define as net income plus provision for income taxes, interest expense, depreciation of property and equipment, amortization of intangible assets, stock based compensation, class action settlements, certain net adjusted loan loss provisions, unrealized foreign exchange (gains)/losses, branch closures costs, impairment of property and equipment, revenue impact related to transitioning to a direct lending model, and the annual return component of retention payments, does not have a standardized meaning prescribed by U.S. GAAP or IFRS, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP or IFRS. “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue. Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. These measures are discussed because management believes that they facilitate the understanding of our results relating to our operational and financial position. In addition, see “Overall Financial Performance – Adjusted Net Income and Adjusted Net Cash Income Reconciliation” in this MD&A regarding adjusted net income, adjusted cash income, diluted adjusted net income per shares and diluted cash earnings per share, other non-GAAP measures used in this MD&A.

- 31 -